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March 10, 2017

Via EDGAR

Suzanne Hayes

Assistant Director, Office of Healthcare and Insurance

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	BioVie Inc.

Registration Statement on Form S-1

Filed January 19, 2017

File No. 333-215619

Dear Ms. Hayes:

On behalf of BioVie Inc. (“BioVie” or the “Company”), this letter responds to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter dated February 13, 2017 addressed to Jonathan Adams, Chief Executive Officer and Chief Financial Officer of the Company, regarding the Company’s registration statement on Form S-1 filed on January 19, 2017 (the “Registration Statement”). As discussed below, BioVie is filing an amended Registration Statement reflecting, among other changes, the quotation of the Company’s common stock on the OTCQB Venture Market commencing March 3, 2017.

For your convenience, the text of the Staff’s comments are set forth below in bold, followed by our responses. Capitalized terms used but not defined herein have the meanings set forth in the Registration Statement.

General

1.	Our staff accommodation permitting the resale offering of shares to be issued under an equity line transaction is available only where there is an existing public market for the shares being offered. In this regard, we note that your common stock is quoted on the OTC Pink marketplace. Please refer to Compliance and Disclosure Interpretations, Securities Act Sections, 139.13 and revise to remove all common shares that remain issuable pursuant to the company’s put option.

RESPONSE:

We acknowledge the Staff’s comment and respectfully submit that, following the quotation of the Company’s common stock on the OTCQB Venture Exchange commencing March 3, 2017, the Company has satisfied the requirement for an existing public market for the shares being offered. In addition, the Company has filed the Amended Registration Statement to update the prospectus set forth therein to reflect the quotation of the Company’s common stock on the OTCQB Venture Exchange.

Prospectus Cover Page

2.	With respect to the outstanding common shares and common shares underlying the issued warrants, please revise to provide a fixed price at which the selling stockholder will sell their shares until such time as the common shares are listed on a national securities exchange, or quoted on the OTC Bulletin Board, OTCQX or OTCQB, at which time they may be sold at prevailing market prices or in privately negotiated transactions.

RESPONSE:

As noted above, the Company’s common stock is now quoted on the OTCQB Venture Exchange, and accordingly, both the outstanding shares and shares underlying the issued warrants may be sold at prevailing market prices or in privately negotiated transactions pursuant to Staff guidance concerning resale offerings of shares to be issued under an equity line transaction.

* * *

We hope that the foregoing, and the amendment to the Registration Statement, have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (303) 454-2449 or by email at david.crandall@hoganlovells.com.

Sincerely,

/s/ David Crandall

David Crandall, Esq.

Hogan Lovells US LLP

cc:	Jonathan Adams, Chief Executive Officer and Chief Financial Officer, BioVie Inc.